Liquidnet, Inc.
Statement of Financial Condition
December 31, 2015

(amounts in thousands, except share amounts)

Assets

Cash and cash equivalents	$	49,053
Cash segregated for commission management programs		31,396
Receivables from brokers, dealers and clearing organizations		21,070
Deferred tax assets, net		5,811
Due from customers		1,497
Due from affiliates		947
Other assets		670
Total assets	$	110,444

Liabilities and stockholder's equity

Liabilities

Commission management liabilities	$	43,609
Due to affiliates		5,967
Accrued compensation		4,706
Accounts payable and other accrued liabilities		1,654
Total liabilities		55,936

Commitments and contingencies

Stockholder's equity

Common stock, $0.01 par value, 3,000 shares authorized; 100 shares issued and outstanding		-
Additional paid-in capital		48,293
Retained earnings		6,215
Total stockholder's equity		54,508
Total liabilities and stockholder's equity	$	110,444

The accompanying notes are an integral part of this financial statement.